Stanley T. Weiner
President and CEO
STW Resources Holding Corp.

April 22, 2013
[04/25/2013 Revised Letter]

Mara L. Ransom, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

ATTN:	Mr. Scott Anderegg, Staff Attorney
Via Edgar Filing and E-mail: andereggs@sec.gov

	Re:	STW Resources Holding Corp.
Preliminary Information Statement on Schedule 14C
Filed April 1, 2013
File No. 000-52654

Dear Ms. Ransom:

This is to respond to the SEC’s April 8, 2013 Comment Letter regarding STW Resources Holding Corp.’s (“STW” or the “Company”) April 1, 2013 filed Preliminary Information Statement on Schedule 14C. [This Revised Response Letter is to better format it for Edgar filing purposes]. In your comments, you made the following general comment:

If you have any current plans, proposals, or arrangements, written or otherwise, to issue any of the newly available authorized share, such as in connection with an acquisition or in connection with a financing arrangement, then please revise your disclosure to discuss these plans. For example, if the stock is being issued in connection with an acquisition, then please provide the information required by Items 11, 13 and 14 to Schedule 14A. If you have no such plans, proposals or arrangements, then please revise your information statement to clearly so state.

Response to General Comment:

A.           On January 8, 2013, the Board approved the Company entered into an Equity Exchange Agreement with Black Pearl Enterprises, LLC to acquire a 10% interest in Black Wolf Enterprises, LLC, which required 7,000,000 shares of the Company’s common stock to be issued to Black Pearl Enterprises, LLC, with the following proviso: “…that upon the filing of the certificate of amendment to the Company’s Articles of Incorporation, as amended, increasing the authorized number of shares of common stock, the Board hereby approves and authorize the issuance of 7,000,000 shares of common stock to Black Pearl in accordance with the Black Pearl Equity Exchange Agreement.”

619 West Texas Avenue, Suite 126
Midland, Texas 79701
Phone: (432) 528-447 Fax: (432) 205-0440
E-Mail: stw@stwresources.com

B.           On March 5, 2013, STW’s Board approved three matters, all of which required the Company to increase its authorized shares of common stock from 100,000,000 shares to 250,000,000 shares.  Those three matters are the following:

B.1           Approval of the filing of an amendment to the Company’s corporate charter to designate 300,000 shares of Series A-1 Contingent Redeembable Preferred Stock.  If the conversion features of these preferred shares were fully exercised, it the Company would have inadequate shares of the Company’s common stock without the authorized share increase.

B.2.           Approval of STW entering into a group of independent contractor consultant agreements approved by its Board, all of which require the issuance of approximately 2.1 million of the Company’s common stock, and warrants to purchase 2.0 million shares of the Company’s common stock.

B.3.           Payment of approximately 4,837,500 shares of the Company’s common stock to the Company’s Directors and Advisory Board Members for their 2012 compensation, in lieu of cash payments.  Both of these approved stock issuances were with the following proviso from the Board that the shares could be issued “when certified by Company Management as earned and authorized by said agreements and the Company’s authorized shares of common stock have been increased to 300,000,000 shares.”

C.           In addition, the Company has outstanding warrants, though currently, well “out of the money” for exercising them, if later fully exercised, will require additional authorized shares of the Company’s common stock to be available for issuance.

In addition to the general comment, you made the following specific comment:

In this regard, we note your current report on Form 8-K filed January 28, 2013, which discloses your obligation to issue 7 million shares to acquire a 10% interest in Black Wolf Enterprises, LLC. For guidance, please see Note A to Schedule 14A.

Response to Specific Comment:

The Company’s repeats its response in foregoing subparagraph A to the General Comment in response to this Specific Comment.

Below is the proposed language to modify the narrative portion of the Information Statement related to the purposes for its issuance, so as to be able to issue a Definitive Information Statement:

[Beginning of proposed language]

APPROVAL OF AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO INCREASE AUTHORIZED SHARES OF COMMON STOCK

Our Board of Directors has unanimously adopted an amendment to our Certificate of Incorporation to increase the authorized number of shares of our Common Stock from 100,000,000 shares to 250,000,000.

The general purpose of increasing the number of authorized shares of Common Stock is to provide additional authorized shares which may be issued for future financings, upon the exercise of options and warrants and for acquisitions and such other corporate purposes as the Board of Directors determines in its discretion. These corporate purposes may include future stock splits, stock dividends or other distributions, future financings, acquisitions and stock options and other equity benefits under our employee benefit plans. Specific reasons necessitating the increase in authorized shares also include the following:

A.           On January 8, 2013, the Board approved the Company entered into an Equity Exchange Agreement with Black Pearl Enterprises, LLC to acquire a 10% interest in Black Wolf Enterprises, LLC, which required 7,000,000 shares of the Company’s common stock to be issued to Black Pearl Enterprises, LLC, with the following proviso: “…that upon the filing of the certificate of amendment to the Company’s Articles of Incorporation, as amended, increasing the authorized number of shares of common stock, the Board hereby approves and authorize the issuance of 7,000,000 shares of common stock to Black Pearl in accordance with the Black Pearl Equity Exchange Agreement.”

B.           On March 5, 2013, STW’s Board approved three matters, all of which required the Company to increase its authorized shares of common stock from 100,000,000 shares to 250,000,000 shares.  Those three matters are the following:

B.1           Approval of the filing of an amendment to the Company’s corporate charter to designate 300,000 shares of Series A-1 Contingent Redeembable Preferred Stock.  If the conversion features of these preferred shares were fully exercised, it the Company would have inadequate shares of the Company’s common stock without the authorized share increase.

B.2.           Approval of STW entering into a group of independent contractor consultant agreements approved by its Board, all of which require the issuance of approximately 2.1 million of the Company’s common stock, and warrants to purchase 2.0 million shares of the Company’s common stock.

B.3.           Payment of approximately 4,837,500 shares of the Company’s common stock to the Company’s Directors and Advisory Board Members for their 2012 compensation, in lieu of cash payments.  Both of these approved stock issuances were with the following proviso from the Board that the shares could be issued “when certified by Company Management as earned and authorized by said agreements and the Company’s authorized shares of common stock have been increased to 300,000,000 shares.”

C.           In addition, the Company has outstanding warrants, though currently, well “out of the money” for exercising them, if later fully exercised, will require additional authorized shares of the Company’s common stock to be available for issuance.

The increase in the number of authorized shares of Common Stock would enable us to promptly take advantage of market conditions and the availability of favorable opportunities without the delay and expense associated with holding a special meeting of stockholders.

Specifically, STW has 100,000,000 common shares authorized and 96,308,598 shares issued and outstanding, leaving only 3,691,402 shares available for acquisitions and/or financing transactions. This is an insufficient amount of additionally authorized shares necessary for the Company to be able to respond to its current contractual commitments, director and advisory board member compensation, and current and anticipated financing and equity rounds.

After filing the amendment, the Board of Directors is authorized to issue any of the additional shares of Common Stock at such times, to such persons and for such consideration as it may determine in its discretion, except as may otherwise be required by applicable law or the rules of any exchange on which the Common Stock may be listed. At the present time, the Common Stock is listed on the OTC Markets, Pink Sheets, under the symbol “STWS”. When and if they are issued, the additional shares of Common Stock would have the same rights and privileges as the presently outstanding shares of Common Stock.

One result of an increase in the number of shares of authorized common stock may be to help the Board of Directors discourage or render more difficult a change in control. For example, the additional shares could be issued to dilute the voting power of, create voting impediments for, or otherwise frustrate the efforts of, persons seeking to effect a takeover or gain control of STW, whether or not the change of control is favored by a majority of unaffiliated stockholders. STW could also privately place shares with purchasers who might side with the Board of Directors in opposing a hostile takeover bid.

The issuance of any additional shares of common stock would also have the effect of diluting the equity interests of existing stockholders and the earnings per share of existing shares of common stock. Such dilution may be substantial, depending upon the amount of shares issued.

[End of Proposed Language]

The Company trusts that these responses to your Comments are acceptable.

Sincerely yours,

Stanley T. Weiner
Stanley T. Weiner, President & CEO